Exhibit 12.2

STATS ChipPac, Inc. historical
Ratio of earnings to fixed charges

					Six months ended
	Fiscal Year Ended December 31,				30 June,
	2000	2001	2002	2003	2003	2004
Income (loss) before income tax	15,670	(91,158)	(26,855)	(26,781)	(13,126)	5,946

Add
Interest expense, including amortization of debt issuance cost	39,432	37,214	31,986	30,887	14,890	15,566
Portion of interest expense within operating leases representative of interest factor	1,767	2,107	1,930	2,320	1,136	1,202

Earnings as adjusted	56,869	(51,837)	7,061	6,426	2,900	22,714

Fixed charges
Interest expense, including amortization of debt issuance cost	39,432	37,214	31,986	30,887	14,890	15,566
Portion of interest expense within operating leases representative of interest factor	1,767	2,107	1,930	2,320	1,136	1,202

	41,199	39,321	33,916	33,207	16,026	16,768
Ratio of earnings to fixed charges	1.4	—	—	—	—	1.4
Deficiency of earnings to cover fixed charges	—	(91,158)	(26,855)	(26,781)	(13,126)	—